As filed with the Securities and Exchange Commission on January 8, 2004


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of January 2004
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                      Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                             No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A...............................................

FINANCIAL CALENDAR

Modern Times Group MTG AB, the international media group, today announced the following preliminary dates for the release of its quarterly results statements and the Annual General Meeting for 2004:

10 February 2004  Q4 2003 and Full Year Report
20 April 2004     Q1 2004 Interim Report
3 August 2004     Q2 2004 Interim Report
19 October 2004   Q3 2004 Interim Report
12 May 2004       Annual General Meeting (Stockholm)


For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO       tel: +46 (0) 8 562 000 50
Henrik Persson, Investor & Press Enquiries  tel: +44 (0) 20 7321 5010


MTG is an international media group with operations in more than 30 countries around the world and principal broadcasting businesses in Scandinavia, the Baltic States, Hungary and Russia. MTG is the largest Free-to-air and Pay-TV operator in the Nordic and Baltic regions and the largest commercial radio operator in Northern Europe. MTG's Viasat channels reach over 50 million people in 14 countries every day and MTG Radio's stations reach 2.7 million daily listeners. The Viasat Broadcasting DTH satellite TV platform offers digital multichannel TV packages of 48 own-produced and third party entertainment channels. MTG is a leading European direct response TV network operator, broadcasting home shopping channels into 100 million homes in 52 countries, as well as one of the world's leading originators and producers of Reality TV formats and a global provider of subtitling and dubbing services to the entertainment industry.

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and MTG ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward- looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

MTG is an international media group with operations in more than 30 countries around the world and principal broadcasting businesses in Scandinavia, the Baltic States, Hungary and Russia. MTG is the largest Free-to-air and Pay-TV operator in the Nordic and Baltic regions and the largest commercial radio operator in Northern Europe. MTG's Viasat channels reach over 50 million people in 14 countries every day and MTG Radio's stations reach 2.7 million daily listeners. The Viasat Broadcasting DTH satellite TV platform offers digital multichannel TV packages of 48 own-produced and third party entertainment channels. MTG is a leading European direct response TV network operator, broadcasting home shopping channels into 100 million homes in 52 countries, as well as one of the world's leading originators and producers of Reality TV formats and a global provider of subtitling and dubbing services to the entertainment industry.

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and MTG ADRs are listed on the Nasdaq National Market (symbol: MTGNY).


This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)


                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------
                                    Name: Hans-Holger Albrecht


Dated:   January 8, 2004